UNI-FUELS HOLDINGS LIMITED

VIA EDGAR

January 7, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attn: Kate Beukenkamp and Donald Field

Re:	Uni-Fuels Holdings Limited
Registration Statement on Form F-1
Filed December 27, 2024, as amended
File No. 333-282849

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Uni-Fuels Holdings Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 pm, Eastern Time, on January 10, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Koh Kuan Hua
Koh Kuan Hua
Chief Executive Officer and Director

cc:	Loeb & Loeb LLP
Ellenoff Grossman & Schole LLP